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                            May 31, 2022

       Peter D. Fetzer
       Partner
       Foley & Larder LLP
       777 East Wisconsin Avenue
       Suite 3800
       Milwaukee, WI 53202

                                                        Re: American Vanguard
Corp.
                                                            Definitive
Additional Soliciting Materials filed by Cruiser Capital Advisors,
                                                            LLC, et al.
                                                            Filed May 25, 2022
                                                            File No. 001-13795

       Dear Mr. Fetzer:

                                                        We have reviewed your
filing and have the following comment.

       Definitive Additional Soliciting Materials

       Letter to Stockholders, page 2

   1. We note you state that the company's shares "can be worth between $55-$60 per share by
                                                        2025." The inclusion of
valuations in soliciting materials is only appropriate and
                                                        consonant with Rule
14a-9 when made in good faith and on a reasonable basis and where accompanied by
disclosure which facilitates shareholders    understanding of the basis for
                                                        and the limitations on
the projected realizable values. See Exchange Act Release No.
                                                        16833 (May 23, 1980).
Please provide us with your analysis supporting your valuation of the company's shares
and confirm that in future filings in which you provide a valuation you will include a
similar analysis.




                                                        Please direct any
questions to Daniel Duchovny at 202-551-3619.
 Peter D. Fetzer
Foley & Larder LLP
May 31, 2022
Page 2




FirstName LastNamePeter D. Fetzer   Sincerely,
Comapany NameFoley & Larder LLP
                                    Division of Corporation Finance
May 31, 2022 Page 2                 Office of Mergers & Acquisitions
FirstName LastName